SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 20, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

For Immediate Release

Contact:

Investor Relations/Media Relations

Dr. S.K. Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces Recent Changes to Its Board Of Directors

Hsinchu, Taiwan, May 20, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) announced that at the meeting of its Board of Directors on May 19, 2004, Mr. Shih-Jye Cheng was appointed to the position of Chairman. Mr. Cheng will continue in his current role as CEO. Former Chairman Mr. Hung-Chiu Hu will remain on the board as a director. In addition, Mr. John Yee Woon Seto resigned from his position as a director on the board. Both Mr. Hu and Mr. Seto have decided to devote more time to the development of Mosel Vitelic Inc. (“Mosel”), which has been undergoing organizational and operational restructuring. Mr. Hu currently serves as the president and Chairman of Mosel, and Mr. Seto as Mosel’s executive vice president.

On behalf of ChipMOS Bermuda, Mr. Shih-Jye Cheng expressed his sincere appreciation for the contributions of Mr. Hu and Mr. Seto to the development of ChipMOS Bermuda. Mr. Cheng noted, “With the anticipated reduction in ownership by Mosel in connection with our contemplated offering of common shares, ChipMOS Bermuda is now entering a new phase. The changes at the board level reflect these developments and our continuing evolution”. As of April 30, 2004, Mosel indirectly owned approximately 43.7% of ChipMOS Bermuda’s common shares.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw.